Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)
110 Yonge Street, Suite 1601
Toronto, Ontario M5C 1T4

Item 2 Date of Material Change

May 29, 2024.

Item 3 News Release

The press release attached as Schedule “A” was released on May 29, 2024, by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Nicolas Bonta

Chairman

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9 Date of Report

May 29, 2024.

Schedule “A”

Bitfarms Responds to Unsolicited Proposal from Riot Platforms

Company Committed to Maximizing Value for All Shareholders; Strategic Alternatives Process Underway

Reaffirms Confidence in Business and Guidance of 21 EH/s and 21 w/TH in 2024

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (May 29, 2024) - Bitfarms Ltd. (Nasdaq/TSX: BITF) (“Bitfarms” or the “Company”), a global Bitcoin vertically integrated company, today confirms that the Company received a proposal by Riot Platforms, Inc. (“Riot”) on April 22, 2024 to acquire 100% of the common shares of Bitfarms, at a price of US$2.30 per common share consisting of cash and Riot common stock. A Special Committee of the Board comprised solely of independent directors (the “Special Committee”) carefully considered the proposal and determined it significantly undervalues the Company and its growth prospects. In order to advance discussions with Riot in a meaningful manner, the Special Committee requested customary confidentiality and non-solicitation protections to which Riot did not respond.

Having received additional unsolicited expressions of interest, with each additional party executing a customary Non-Disclosure Agreement, the Special Committee is conducting a thorough strategic alternatives review to ensure it achieves maximum shareholder value. These alternatives could include, among others, continuing to execute on the Company’s business plan, a strategic business combination or other strategic transaction, or a sale of the Company.

As previously announced, the Company’s CEO search remains on track and the Company continues to execute the expansion and transformative fleet upgrade. Bitfarms has realized notable efficiency gains and is progressing toward 2024 guidance of 21 EH/s and 21 w/TH, representing a 223% hashrate increase and 40% efficiency improvement. This would be the strongest growth and efficiency gains in both the Company’s history and among publicly-traded Bitcoin mining peers this year. The Company strongly believes that continued execution towards this growth plan maximizes shareholder value.

Advisors

Moelis & Company LLC is serving as financial advisor to Bitfarms. Skadden, Arps, Slate, Meagher & Flom LLP, Peterson McVicar LLP and McMillan LLP are acting as legal advisors.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 Bitcoin mining facilities and one under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the Riot Proposal, any negotiations in respect of the Riot proposal, the outcome of any transaction, the Company’s ongoing CEO search, growth opportunities and prospects for the Company, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of the Company’s facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the potential adverse impact on the Company’s profitability; the ability to complete current and future financings; the impact of the Restatement on the price of the Company’s common shares, financial condition and results of operations; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for three-month period ended March 31, 2024 filed on May 15, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor Relations Contact:

Tracy Krumme

SVP, Investor Relations

+1 786-671-5638

tkrumme@bitfarms.com

Media Contacts:

Actual Agency

Khushboo Chaudhary

+1 646-373-9946

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

U.S. Media
Dan Katcher or Joseph Sala
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

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